

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

82-4507

10 January 2002

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549



Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 December 2001 till 31 December 2001, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 8233513 or Tan Lee Nah @ Tel: 8233515 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

c.c. SVP Lim Mei Yi – cover letter only.

s:\adr\adrltr-2.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited – "Recognition of gain from sale of management contracts for retail assets."	3 December 2001	For Public Relations Purposes
News Release by CapitaLand Residential Limited – "Tanamera Crest gets overwhelming response. More than 75 per cent of units released snapped up."	3 December 2001	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Acquisition of Oakford (Australia) Pty Ltd."	3 December 2001	For Public Relations Purposes
News Release by The Ascott Group Limited – "Ascott opens Somerset Fortune Garden, making it the largest serviced residence chain in Beijing."	4 December 2001	For Public Relations Purposes
News Release by CapitaLand Residential Limited – "CapitaLand Residential launches The Levelz this weekend at $788 psf. Exceptional freehold condo for a cosmopolitan lifestyle."	5 December 2001	For Public Relations Purposes
Increase in share capital of associated company, DBS China Square Ltd	7 December 2001	SESTL Listing Manual
Announcement of property sale to employee under Clause 1006(4)	7 December 2001	SESTL Listing Manual
Deregistration of Southwold Limited	7 December 2001	SESTL Listing Manual
News Release by CapitaLand Residential Limited – "CapitaLand Residential chalks up strong sales over the weekend. Tanamera Crest is 90% sold and The Levelz is 50% sold."	10 December 2001	For Public Relations Purposes
Announcement by Australand Holdings Limited – "Changes to the Board of Directors of Australand Holdings Limited."	12 December 2001	For Public Relations Purposes
Press Release by Raffles International Limited – "Raffles International appoints Markland Blaiklock as Managing Director for Raffles City Hotels."	12 December 2001	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and News Release by Raffles Holdings Limited and Raffles International Limited:- - "Resignation and Appointment of Alternate Director to Ed Ng Ee Peng." - "Raffles International to commemorate the renaming of the two landmark hotels in Raffles City."	14 December 2002	For Public Relations Purposes
Disposal of stake in Parkway Holdings Limited	14 December 2001	SESTL Listing Manual
Appointment of Director	18 December 2001	SESTL Listing Manual
News Release by CapitaLand Residential Limited – "Tanamera Crest fully sold in three weeks. The Levelz sees strong take-up rate of more than 65 per cent."	18 December 2001	For Public Relations Purposes
Announcement of sales of properties to Interested Persons under Clause 1006(4) – Goodwill Cash Rebate	20 December 2001	SESTL Listing Manual
Increase in investment in IP Thai Property Fund	21 December 2001	SESTL Listing Manual
Announcement by The Ascott Group Limited – "Return of capital by subsidiaries."	26 December 2001	For Public Relations Purposes
Acquisition of additional interest in Propbuzz Holdings Pte Ltd	26 December 2001	SESTL Listing Manual
Subscription for SPT units	26 December 2001	SESTL Listing Manual
Announcement of property sales to employees under Clause 1006(4)	28 December 2001	SESTL Listing Manual
Announcement by The Ascott Group Limited – "Sale of Junction 8 Shopping Centre and Funan – Completion."	28 December 2001	For Public Relations Purposes

Enclosed is a copy of each of the reports or announcements referred to above. If the information that we make or are required to make public, distribute or file shall change from that listed above, we will furnish the SEC with a revised list reflecting such changes.

s:\adr\ADR (82-4507).doc



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "RECOGNITION OF GAIN FROM SALE OF MANAGEMENT CONTRACTS FOR RETAIL ASSETS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
3 December 2001

s: sec/sgx-annc/ascott/retailassets-3dec.doc
3 Dec 2001
june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

RECOGNITION OF GAIN FROM SALE OF MANAGEMENT CONTRACTS FOR RETAIL ASSETS

The Company had on 5 April 2001 and 25 September 2001 announced the transfers of the retail management contracts for a consideration of S$8.5 million to CapitaLand (Retail) Investments Pte Ltd for the following commercial properties:-

Junction 8
Funan IT Mall
Scotts Shopping Centre
Liang Court
The Exchange, Tianjin
Gurney Plaza, Penang
Huiteng Metropolis Xiamen

The Board of Directors of the Company wishes to advise that :

(a) for third party owned properties, the gain from the transfer of such contracts is recognised upon the assignment of the relevant management contracts; and

(b) for properties owned by the Group, the gain will only be recognised upon the sale of the relevant properties on the basis that CapitaLand Commercial Limited ("CCL") remains as Manager of the relevant properties for the remaining duration of the contracts.

With the completion of the transfer of the retail management contracts on 25 September 2001, an amount of $0.5 million which relates to the contracts for all third party owned properties has been recognised by the Company in the 3rd quarter of 2001. These third party owned properties are :-

The Exchange, Tianjin
Gurney Plaza, Penang
Huiteng Metropolis Xiamen

Following the signing of the sale and purchase agreements with CapitaLand Commercial Limited for the sale of Junction 8 Shopping Centre and Funan IT Mall, as announced on 28 November 2001 and scheduled for completion on 28 December 2001, a net gain of $3.46 million will be recognised by the Company in the last quarter of this financial year.

By order of the Board

Chia Lee Meng
Company Secretary
3 December 2001





CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITALAND RESIDENTIAL LIMITED - "Tanamera Crest gets overwhelming response. More than 75 per cent of units released snapped up."

CapitaLand Limited's subsidiary, CapitaLand Residential Limited ("CRL"), has today issued a news release on the above matter. Attached CRL's news release is for information.

Lim Mei Yi
Company Secretary
3 December 2001

s : sec/sgx annc/crl/nr-tanamera.doc
3 Dec 2001
LMY/june



CapitaLand Residential Limited
8 Shenton Way #21-01 Temasek Tower Singapore 068811
Tel: 65 820 2188 Fax: 65 820 2208

For immediate release
December 3, 2001

NEWS RELEASE

Tanamera Crest gets overwhelming response
More than 75 per cent of units released snapped up

Singapore, December 3 – Tanamera Crest was relaunched by CapitaLand Residential over the weekend to overwhelming response, with about 500 families visiting the showflat. Of the 142 units released, more than 75 per cent was sold.

CapitaLand Residential Deputy Chief Executive Officer, Singapore Operations, Ms Patricia Chia said, "We are very pleased with the response. The buyers tell us that they like the exclusive and private neighbourhood for Tanamera Crest and its proximity to the MRT and reputable schools. Others felt that the pricing and package are attractive, offering upside value when the overall market improves. Given the positive response, we will bring forward the release of the second phase of the project soon."

Over the weekend, the property market in Singapore encountered robust interest and increase in property sales. Other CapitaLand Residential properties also saw buying interest.

Tanamera Crest is a 99-year leasehold condominium located at Jalan Pari Dedap, amidst an exclusive landed neighbourhood. It has a total of 288 units offering two-, three- and four-bedroom unit types. Sizes range from 80 square metres (861 sq ft) to 194 sq m (2,088 sq ft). Tanamera Crest is expected to obtain its Temporary Occupation Permit by June 2005.

CapitaLand Residential is the residential property business unit of CapitaLand, a property company listed on the mainboard of Singapore Exchange with assets of more than S$18 billion.

Issued by	**:**	**CapitaLand Residential**
Date	**:**	**December 3, 2001**



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ACQUISITION OF OAKFORD (AUSTRALIA) PTY LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
3 December 2001

s: sec/sgx-annc/ascott/oakford-3dec.doc
3 Dec 2001
june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

ACQUISITION OF OAKFORD (AUSTRALIA) PTY LTD

Further to the Company's announcement dated 19 October 2001, the Board of Directors wishes to announce that The Ascott (Australia) Pty Ltd ("TAAPL") (formerly known as L.C. (Australia) Properties Pty Ltd), has agreed with Penlip Pty Ltd (the "Vendor") to defer the completion date for the sale and purchase of the entire share capital of Oakford (Australia) Pty Ltd.

The new completion date has been fixed at the earlier of 31 December 2001 and 3 business days after TAAPL receives written evidence of certain consents being obtained by the Vendor under the Share Purchase Agreement.

TAAPL has obtained the exemption of the Foreign Investment Review Board in respect of its purchase of the shares of Oakford (Australia) Pty Ltd.

The deferment of the completion date has no material effect on either the earnings per share or the net tangible asset per share of the Company for the financial year ending 31 December 2001.

By order of the Board

Chia Lee Meng
Company Secretary
3 December 2001



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ASCOTT OPENS SOMERSET FORTUNE GARDEN, MAKING IT THE LARGEST SERVICED RESIDENCE CHAIN IN BEIJING"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

Lim Mei Yi
Company Secretary
4 December 2001

s: ses/sgx-annc/ascott/somersetfortune-cl annc.doc
4 Dec 2001
JLMS/june


THE
ASCOTT
GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 220 8222

Facsimile
(65) 227 2220

Website
www.the-ascott.com

A member of CapitaLand

December 4, 2001
For Immediate Release
Contact:
Ida Lim 5867-230
Tay Cheng Cheng 5867-231

NEWS RELEASE

Ascott Opens Somerset Fortune Garden, Making It The Largest Serviced Residence Chain In Beijing

The Ascott Group, Asia Pacific's largest serviced residence company, has soft-opened Somerset Fortune Garden in Beijing, making it the largest serviced residence chain in the capital city.

The 211-unit serviced residence in the prime Yen Sha (Liang Ma He) central business district increases the group's portfolio in Beijing to 483 units. The group is also one of the largest branded serviced residence operators in China with 1,400 units in Beijing, Shanghai and Tianjin.

The serviced residence arm of CapitaLand Limited, The Ascott Group has over 7,000 units in 19 cities in the Asia Pacific and United Kingdom.

The group's deputy chairman and CapitaLand's president and CEO, Mr Liew Mun Leong, said: "The Ascott Group has made significant headway in growing its leadership in key regions. Today it has pole position in gateway cities in Australia, the UK, China and in Singapore.

- more -

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
HANOI
HO CHI MINH CITY
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN

"Our increasing presence in Beijing and Shanghai are part of our strategy to expand operations in growth markets in the global property cycle.

"Our serviced residences are performing very well in China. We see further growth potential for the group with the country's recent entry to the World Trade Organisation, its favourable economic policies, and the increased business activity, especially in the hospitality industry, arising from its preparation for the 2008 Olympics."

The Ascott Group's chief executive officer, Mr Kee Teck Koon, said that the group's opening of Somerset Fortune Garden only a few months after launching the 272-unit The Ascott Beijing in the city, reflects the strong demand for its residences in China.

"We accelerated the opening of Somerset Fortune Garden to take advantage of the vigorous market. The Ascott Beijing achieved over 70 per cent occupancy on 134 operational units, in just three months, as it opened in phases.

"This record stabilisation period for a serviced residence speaks volumes of the brand recognition we have achieved, the competitive edge of our pre-opening process, and our international sales and marketing network," he said.

"With Somerset Fortune Garden now in operation, we will be able to drive further economies of scale and higher operating margins. As a leading player in China, with strong brand recognition, we are in an excellent position to compete for more third party management contracts," added Mr Kee.

- more -

Apart from The Ascott Beijing and Somerset Fortune Garden in Beijing, The Ascott Group has three serviced residences in Shanghai -- the 248-unit The Ascott Pudong, 334-unit Somerset Grand Shanghai, and 167-unit Somerset Xu Hui. In Tianjin, it operates the 169-unit Somerset Olympic Tower.

Stylish Lifestyle

As part of the group's Somerset brand of serviced residences, the 26-storey Somerset Fortune Garden depicts a stylish lifestyle that appeals to middle and upper management executives.

Its one to four-bedroom apartments feature private balconies and scenic city views. Facilities include a business centre, residents' lounge, indoor swimming pool, gym, sauna and children's playroom. It also has convenient F&B and retail outlets, such as a mini-mart, on the ground floor.

The group's flagship The Ascott brand offers luxurious serviced residences for top executives, such as at The Ascott Beijing and The Ascott Pudong.

Training

Mr Kee said that with Somerset Fortune Garden and The Ascott Beijing being the few fully-serviced residences in the city, the group's The Ascott Training Institute had to begin staff training several months prior to the opening of the residences.

"In cities where our operational concepts are new, we would typically invest more time and resources to ensure that staff live our methodologies and service passion. It is vital, in building global brands, to ensure consistent service and product quality in all our properties, anywhere in the world," he said.

Mr Kee added that the group has included its pool of 25 Chinese managers, from its six serviced residences in the country, in its regional leadership development programme.

"Our Chinese middle managers have exceptional focus and enthusiasm. We would like to eventually see them run a greater part of our China operations, and to join our pool of international general managers," he said.

Issued by : **The Ascott Group Limited**
Date : December 4, 2001

For more information, please contact:

Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 5867-230 Hp: (65) 9628-8339 Fax: (65) 2272-220
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 5867-231 Hp: (65) 9010-0627 Fax: (65) 5867-202
Email: tay.chengcheng@the-ascott.com

Website : www.the-ascott.com

- End -

Background

The Ascott Group's Residences in China

In Beijing
Somerset Fortune Garden – soft-opened in November
211 units, Liang Ma Qiao Road, Chao Yang District
Located within the prime Yen Sha business district, Bejing's third embassy belt, Somerset Fortune Garden is near international schools and entertainment facilities. Units range from one to four-bedroom apartments, with private balconies and scenic city views.

The Ascott Beijing -- 272 units, Dong Huan Nan Lu, Jian Guo Men Wai
Centrally located in the heart of Beijing's business, residential and shopping district, The Ascott Beijing is close to the China World Trade Centre. It offers from one-bedroom units to penthouses with designer fittings, and an indoor glass-roofed swimming pool with floating flower displays.

In Shanghai
The Ascott Pudong -- 248 units, Lujiazui, Pudong
Boasting spectacular views of the Huangpu River, The Ascott Pudong offers elegantly furnished units ranging from one to four-bedroom apartments and penthouses. Facilities include a business centre, an indoor heated swimming pool, sauna, indoor tennis court, gym and lounge.

Somerset Grand Shanghai -- 334 units, Jinan Road, Lu Wan District
Located along Huai Hai Zhong Lu, Somerset Grand Shanghai is in the heart of Shanghai's main business, shopping and dining belt. It offers one to three-bedroom units, and facilities such as an indoor heated swimming pool and an international kindergarten.

Somerset Xu Hui -- 167 units, Shanxinan Road, Xu Hui District
Situated in the Xu Hui residential estate, Somerset Xu Hui is close to shopping and entertainment facilities in Huai Hai Zhong Lu and Xu Jia Hui. It offers spacious one to three-bedroom units with speedy Internet access.

In Tianjin
Somerset Olympic Tower -- 169 units, Chengdu Dao, Heping District
In the heart of Tianjin's major up-market shopping area and prime residential district, Somerset Olympic Tower is conveniently close to international schools and the Tianjin railway station. It offers one to four-bedroom units, duplexes and penthouses, and the full range of amenities.

About The Ascott Group

The Ascott Group is Asia Pacific's largest serviced residence company. Its The Ascott and Somerset serviced residence brands are market leaders in the region.

The group aims to enrich the well-being of its residents who live and work away from home. Its serviced residences span over 7,000 units in 19 cities in 10 countries across Asia, Australasia and the United Kingdom.

Its luxury The Ascott brand projects an elegant lifestyle that appeals to top executives. Its Somerset brand offers stylish living for senior to upper management executives.

Headquartered in Singapore, The Ascott Group's shares trade as 'Ascott' on the Singapore Exchange. The group is the serviced residence arm of CapitaLand Limited, Southeast Asia's largest listed property company.



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITALAND RESIDENTIAL LIMITED - "CapitaLand Residential launches The Levelz this weekend at $788 psf. *Exceptional freehold condo for a cosmopolitan lifestyle.*"

CapitaLand Limited's subsidiary, CapitaLand Residential Limited ("CRL"), has today issued a news release on the above matter. Attached CRL's news release is for information.

Lim Mei Yi
Company Secretary
5 December 2001

s : sec/sgx annc/crl/nr-levelz.doc
5 Dec 2001 (JLMS/june)




CapitaLand Residential Limited
8 Shenton Way #21-01 Temasek Tower Singapore 068811
Tel: 65 820 2188 Fax: 65 820 2208

For immediate release

December 5, 2001

NEWS RELEASE

CapitaLand Residential launches The Levelz this weekend at $788 psf

Exceptional freehold condo for a cosmopolitan lifestyle

Singapore, December 5 – CapitaLand Residential will officially launch The Levelz at Farrer Road this Saturday, December 8, at an average price of $788 per square foot. The 126-unit freehold condominium is targeted mainly at those who embrace a cosmopolitan lifestyle and investors, who may find its excellent location and attractive pricing offering lasting value with upside potential. The Levelz is presently about 25 per cent sold.

CapitaLand Residential Deputy CEO, Singapore, Ms Patricia Chia said: "In prime residential district 10, The Levelz is an exceptional freehold condominium targeted at those who know what they want in life and wish to live it their way. It has received very favourable buyer response from these individuals since its preview recently, including those from the media, entrepreneurs, lawyers, doctors and investors."

The Levelz embodies a style of living designed for those who know what they want in life. Built on an incline, it has clean structural lines nestled against lush foliage. Combining aesthetics with serene living spaces, The Levelz offers its residents a sanctuary away from the hustle and bustle of the city. The size of typical one- or two-bedroom units range from 69 square metre (743 sq ft) to 93 sq m (1,001 sq ft). It is also the first condominium development in Singapore to have facilities such as a Rainforest Shower and Cantilevered Gymnasium.

Minutes away from dining, shopping and entertainment hubs in Orchard Road and Holland Village, The Levelz is expected to receive its Temporary Occupation Permit in the third quarter of 2005.

CapitaLand Residential

CapitaLand Residential Limited
8 Shenton Way #21-01 Temasek Tower Singapore 068811
Tel: 65 820 2188 Fax: 65 820 2208

Interested buyers can call CapitaLand Residential's Marketing Hotline at 8266886 for more information. Alternatively, they can visit the condominium website at www.thelevelz.com.sg.

About CapitaLand Residential:

CapitaLand Residential is committed to developing premier, high quality homes in its target markets. Its portfolio includes quality developments such as Avalon, Aspen Heights, The Loft and SunHaven in Singapore, Woodcroft and Balmain Shores in Australia, and Chrysanthemum Park in Shanghai, China.

It aims to build a premium position with emphasis on product leadership and the continuous introduction of innovation – including enhanced living environments and intelligent e-lifestyle residences.

CapitaLand Residential is the residential property business unit of CapitaLand, a property company listed on the mainboard of Singapore Exchange with assets of more than S$18 billion.

Issued by	:	**CapitaLand Residential**
Date	:	**December 5, 2001**



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

INCREASE IN SHARE CAPITAL OF ASSOCIATED COMPANY, DBS CHINA SQUARE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that DBS China Square Ltd ("DBSCS") has increased its paid-up ordinary share capital from $65 million to $123.6 million comprising 123.6 million ordinary shares of par value $1 each. The increase in share capital is by way of conversion of existing shareholders' loans.

CapitaLand's 30% interest in DBSCS is held through CapitaLand Investments Pte Ltd ("CIPL"), a wholly-owned subsidiary of CapitaLand Commercial Limited, which in turn is wholly-owned by CapitaLand. Consequent to the increase, CIPL's stake in DBSCS' ordinary share capital has been increased by 17.6 million ordinary shares to 37.1 million ordinary shares of par value $1 each.

CapitaLand's interest in DBSCS remains unchanged at 30% after the increase.

By Order of the Board

Lim Mei Yi
Company Secretary
7 December 2001

S:\SGXAnnc\Shares\DBSChina-increase-draft2.doc




CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT OF PROPERTY SALE TO EMPLOYEE UNDER CLAUSE 1006(4)

1 Pursuant to Clause 1006(4)(b) of the SGX Listing Manual, the Board of Directors wishes to announce that our Australian subsidiary, the Australand Holdings Ltd (AHL) Group has sold a property developed by AHL to one of its employees.

2 The Audit Committee has reviewed and approved the sale. The Audit Committee is of the view that the number and terms of the sale are considered to be fair and reasonable, and in the best interest of CapitaLand and its minority shareholders.

By Order of the Board

Lim Mei Yi
Company Secretary
7 December 2001

s:ses/sgx-annc/C1006(4)/annc-27nov-r.doc
(JLMS/zz)

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

Deregistration of Southwold Limited

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce, pursuant to Clause 905 of the SGX Listing Manual, that Southwold Limited ("Southwold"), a dormant company incorporated in Hong Kong, was deregistrated by the Companies Registry of Hong Kong, with effect from 2 November 2001.

Southwold was 65% held by another Hong Kong company, Century West International Limited, which in turn 50% is held by CapitaLand.

By Order of the Board

Lim Mei Yi
Company Secretary
7 December 2001

/s/sect/SGXAnn/DeregistrationofSouthwoldLimited.doc
(JLMS/zz)



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITALAND RESIDENTIAL LIMITED - "CapitaLand Residential chalks up strong sales over the weekend. Tanamera Crest is 90% sold and The Levelz is 50% sold."

CapitaLand Limited's subsidiary, CapitaLand Residential Limited ("CRL"), has today issued a news release on the above matter. Attached CRL's news release is for information.

Jessica Lum
Assistant Company Secretary
10 December 2001

s : sec/sgx annc/crl/nr-tanamera&levelz.doc
10 Dec 2001 (JLMS/june)



CapitaLand Residential Limited
8 Shenton Way #21-01 Temasek Tower Singapore 068811
Tel: 65 820 2188 Fax: 65 820 2208

For immediate release
December 10, 2001

NEWS RELEASE - SALES UPDATE

CapitaLand Residential chalks up strong sales over the weekend Tanamera Crest is 90% sold and The Levelz is 50% sold

Singapore, December 10 – CapitaLand Residential released Tanamera Crest phase two over the weekend to overwhelming response. The 288-unit condominium chalked up 90 per cent (258 units) sales since it was released a week ago. Over at Farrer Road, freehold condominium The Levelz also saw strong take-up over its launch weekend. It is currently 50% (63 units) sold.

CapitaLand Residential Deputy CEO, Singapore, Ms Patricia Chia said, "Generally, interest in the Singapore property market continued to remain robust over the weekend. We are very pleased with the sales at both Tanamera Crest and The Levelz, and buyers tell us they especially like the condominiums' design concept, facilities and excellent location."

Tanamera Crest is a 99-year leasehold condominium located at Jalan Pari Dedap, amidst an exclusive landed neighbourhood. It has a total of 288 units offering two-, three- and four-bedroom unit types. Sizes range from 80 square metres (861 sq ft) to 194 sq m (2,088 sq ft). Tanamera Crest is expected to obtain its Temporary Occupation Permit by June 2005.

The Levelz was launched over the weekend at an average of $788 per square foot. The condominium embodies a style of living designed for those who know what they want in life. The size of typical one- or two-bedroom units range from 69 square metre (743 sq ft) to 93 sq m (1,001 sq ft). It is also the first condominium development in Singapore to have facilities such as a Rainforest Shower and Cantilevered Gymnasium. The Levelz is expected to receive its Temporary Occupation Permit in the third quarter of 2005.

About CapitaLand Residential:

CapitaLand Residential is committed to developing premier, high quality homes in its target markets. Its quality developments include Avalon, Aspen Heights, The Loft and SunHaven in Singapore, Woodcroft and Balmain Shores in Australia, and Chrysanthemum Park in Shanghai, China.

It aims to build a premium position with emphasis on product leadership and the continuous introduction of innovation – including enhanced living environments and intelligent e-lifestyle residences.

CapitaLand Residential is the residential property business unit of CapitaLand, a property company listed on the mainboard of Singapore Exchange.

Issued by	:	**CapitaLand Residential**
Date	:	**December 10, 2001**



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "CHANGES TO THE BOARD OF DIRECTORS OF AUSTRALAND HOLDINGS LIMITED"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

Jessica Lum
Assistant Company Secretary
12 December 2001

s: ses/sgx-annc/australand/bdchanges-12dec.doc
12 Dec 2001
JLMS/june

82-4507

12 December, 2001

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

CHANGES TO THE BOARD OF DIRECTORS OF AUSTRALAND HOLDINGS LIMITED ("AUSTRALAND")

Australand is pleased to announce the appointment to its Board of Mr Ian Hutchinson as an independent non-executive director. Mr Hutchinson is currently a director of a number of Australian public and private companies and a consultant to the law firm, Freehills.

Australand also advises that, due to changes in management responsibilities within its major shareholder CapitaLand Limited, Mr Hiew Yoon Khong has resigned as a Director. Mr Hiew has been replaced by Mr Lui Chong Chee who is the Chief Financial Officer of CapitaLand Limited.

These Board changes took effect from 11 December 2001.

Yours faithfully

Michael G A Smith
COMPANY SECRETARY



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES INTERNATIONAL LIMITED - "Raffles International appoints Markland Blaiklock as Managing Director for Raffles City Hotels"

CapitaLand Limited's subsidiary, Raffles International Limited ("RIL"), issued a press release on 10 December 2001 on the above matter. Attached RIL's press release is for information.

Jessica Lum
Assistant Company Secretary
12 December 2001

s : sec/sgx annc/Raffles Holdings/pr-RIL appoint MD.doc
12 Dec 2001 (JLMS/tln)

RAFFLES INTERNATIONAL APPOINTS MARKLAND BLAIKLOCK AS MANAGING DIRECTOR FOR RAFFLES CITY HOTELS

Singapore, 10 December 2001 - Raffles International Hotels and Resorts is pleased to announce the appointment of Markland Blaiklock as Managing Director for its landmark hotels in Raffles City, Raffles The Plaza and Swissotel The Stamford from 1 January 2002. In his new capacity, Mr. Blaiklock will ensure the successful operation of the two hotels, the Raffles City Convention Centre, Amrita Spa Asia's most extensive spa and Equinox, the exciting dining and entertainment concept located on Levels 68 through 72 of Raffles City Complex.

With twenty-five years of experience in the hospitality industry, Mr. Blaiklock has worked for hotel management companies such as Hilton, Le Meridien, Shangri-la and most recently The Peninsula Group. His ten-year tenure with the Shangri-La group, from 1990 to 2000, gave him extensive exposure to Asia in key positions in Malaysia, China and the Philippines. Mr. Blaiklock was honoured as *General Manager of the Year 1994* in recognition of his outstanding achievement as General Manager of the Shangri-La Hotel Beijing.

Prior to his appointments at Shangri-La, he was the Financial Controller of Le Meridien Hotels in New York, Houston, San Francisco and Canada.

- more -

Swissotel The Stamford and Raffles The Plaza, currently known as The Westin Stamford and Westin Plaza respectively, have a combined room inventory of over 2,000 guestrooms and suites. The hotels are located in the heart of the central business district, with a major Mass Rapid Transit station located beneath the complex providing guests easy access to most parts of Singapore. Food and beverage options include **Equinox** complex, which offers a selection of two restaurants and 3 bars, in addition to ten other dining and entertainment facilities within the hotels. Other features include Amrita Spa, Asia's most extensive spa, the 70,000 sq. ft. Raffles City Convention Centre and an adjacent shopping complex.

Raffles International Limited is the hotel management subsidiary of Raffles Holdings Limited. Raffles Holdings Limited's portfolio comprises hotels and resorts in 33 destinations across the six continents of Asia, Europe, North America, South America, Australia and Africa. Raffles Holdings is a subsidiary of CapitaLand Limited, which has an asset base of over $18 billion. Both Companies are listed on the Singapore Stock Exchange.

For more information, please contact:

Ms. Marina Wee
Senior Manager, Public Relations
Tel: (65) 430 1183
Email: marina@raffles.com

Ms. Joleena Seah
Brand Development Manager
Tel: (65) 431 6653
Email: joleena.seah@raffles.com

- End –



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARIES, RAFFLES HOLDINGS LIMITED AND RAFFLES INTERNATIONAL LIMITED

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), issued an announcement on 13 December 2001 on the appointment of Mr Lui Chong Chee as an Alternate Director to Mr Ed Ng Ee Peng in place of Mr Hiew Yoon Khong. Please refer to the announcement posted by RHL on the SGX website www.sgx.com.sg

Raffles International Limited ("RIL"), a subsidiary of RHL, had on the same day, issued a news release on "Raffles International to commemorate the renaming of the two landmark hotels in Raffles City". Attached RIL's news release is for information.

Lim Mei Yi
Company Secretary
14 December 2001

s: ses/sgx-annc/raffles holding/anncpr.doc
14 Dec 2001

MASNET No. 84 OF 13.12.2001
Announcement No. 84



RAFFLES HOLDINGS LIMITED

Resignation and Appointment of Alternate Director to Ed Ng Ee Peng

Raffles Holdings Limited (the "Company") wishes to announce the appointment of Mr Lui Chong Chee as an Alternate Director to Mr Ed Ng Ee Peng in place of Mr Hiew Yoon Khong who has resigned as the Alternate Director to Mr Ed Ng Ee Peng on the Board of Directors of the Company, with effect from 13 December 2001.

Submitted by Desmond Lee, Company Secretary on 13/12/2001 to the SGX

NEWS RELEASE

RAFFLES INTERNATIONAL TO COMMEMORATE THE RENAMING OF THE TWO LANDMARK HOTELS IN RAFFLES CITY

SINGAPORE, 13 December 2001 – Come 1 January 2002, Raffles International Limited will assume management of The Westin Stamford and The Westin Plaza. The two hotels will be renamed Swissotel The Stamford, Singapore and Raffles The Plaza, respectively.

To mark the renaming and re-branding of these two landmark hotels, Raffles International Limited will celebrate with a ribbon-cutting ceremony on Sunday 6 January, 2002 at 10am.

It has always been the philosophy of Raffles International to actively support and contribute towards the communities it operates in. On this occasion, Raffles International has involved The Community Chest. Through support from the public, business partners and supporters of the hotel, the funds raised will go to The Community Chest.

Assuming the management of these two landmark hotels by Raffles International opens a significant new chapter for Singapore's hospitality industry.

During the ceremony, participants will also attempt to break a Guinness Book of World Records for the most number of participants at a ribbon-cutting ceremony.

Some 3,000 people will form a human chain holding an approximately 4,000-metre long continuous ribbon surrounding the entire Raffles City complex. The current world record stands at 3,300 metres, involving 2,500 participants. The public will be invited to take part by pledging $50 per person or $1,050 for a group of 30 participants. All proceeds will go to The Community Chest.

Participants will each receive a certificate of participation and a goody bag valued more than $500. They also stand to win attractive prizes in a lucky draw, including the top prize of two return air tickets to London and accommodation at Brown's Hotel, London.

Swissotel The Stamford and Raffles The Plaza, currently known as The Westin Stamford and Westin Plaza respectively, have a combined room inventory of over 2,000 guestrooms and suites. The hotels are located in the heart of the central business district, with a major Mass Rapid Transit station located beneath the complex providing guests easy access to most parts of Singapore. Food and beverage options include **Equinox** complex, which offers a selection of two restaurants and 3 bars, in addition to ten other dining and entertainment facilities within the hotels. Other features include Amrita Spa, Asia's most extensive spa, the 70,000 sq. ft. Raffles City Convention Centre and an adjacent shopping complex.

About Raffles International

Raffles International Limited is a name well respected in the industry for its standards of quality, award winning concepts and innovative approach towards hotel management. Some of its award-winning hotels include *Raffles Hotel Singapore, Brown's Hotel London, Hotel Vier Jahreszeiten Hamburg and Raffles L'Ermitage Beverly Hills*.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles brand" hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissotel" and "Merchant Court" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's disceming traveller, with an emphasis on quality and comfort.

Raffles Intemational Limited is the hotel management subsidiary of Raffles Holdings Limited. Raffles Holdings Limited's portfolio comprises hotels and resorts in 33 destinations across the six continents of Asia, Europe, North America, South America, Australia and Africa. Raffles Holdings is a subsidiary of CapitaLand Limited, which has an asset base of over $18 billion. Both companies are listed on the Singapore Stock Exchange.

FOR MORE INFORMATION PLEASE CONTACT

Ms Marina Wee
Senior Manager, Public Relations
Tel: (65) 430 – 1183
Email: marina@raffles.com

Ms Joleena Seah
Brand Development Manager
Tel: (65) 431 – 6653
Email: joleena.seah@westin.com



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

DISPOSAL OF STAKE IN PARKWAY HOLDINGS LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Premierhealth Investments Pte Ltd ("PIPL"), under CapitaLand Commercial Limited, has today disposed of its entire stake in Parkway Holdings Limited ("Parkway"), an SGX-listed and Singapore-based healthcare provider. Through this transaction, PIPL sold its 120,364,000 ordinary shares, representing a 16.7% interest in Parkway, for S$0.99 per share. CapitaLand will recognize a gain of S$1.8 million.

This disposal is in line with CapitaLand's strategy of divesting its non-core assets to focus on its core competencies.

This transaction will have no material impact on earnings per share or net tangible assets at the group level for the financial year ending 31 December 2001.

By Order of the Board

Lim Mei Yi
Company Secretary
14 December 2001

s : sec/sgx annc/ccl/parkway sale masnet.doc





CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

APPOINTMENT OF DIRECTOR

The Board of Directors of CapitaLand Limited ("CapitaLand") is pleased to announce that Mr Peter Seah Lim Huat, President & Chief Executive Officer of Singapore Technologies Pte Ltd, has joined the CapitaLand Board with effect from 18 December 2001. The other Directors of the CapitaLand Board are as follows:

Mr Philip Yeo Liat Kok - Chairman
Mr Hsuan Owyang - Deputy Chairman
Mr Liew Mun Leong - President & CEO
Sir Alan Cockshaw
Mr Hsieh Fu Hua
Mr Lim Chin Beng
Mr Vernon R Loucks Jr
Mr Sum Soon Lim
Mr Jackson Peter Tai
Mr Lucien Wong Yuen Kuai

By Order of the Board

Lim Mei Yi
Company Secretary
18 December 2001

S:sec/sgx annc/officers/PS-apptmt.doc



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITALAND RESIDENTIAL LIMITED - "Tanamera Crest fully sold in three weeks. The Levelz sees strong take-up rate of more than 65 per cent."

CapitaLand Limited's subsidiary, CapitaLand Residential Limited ("CRL"), has issued a news release on 17 December 2001 on the above matter. Attached CRL's news release is for information.

Lim Mei Yi
Company Secretary
18 December 2001

s : sec/sgx annc/crl/sales.doc
18 Dec 2001 (JLMS/june)



CapitaLand Residential Limited
8 Shenton Way #21-01 Temasek Tower Singapore 068811
Tel: 65 820 2188 Fax: 65 820 2208

For immediate release
December 17, 2001

NEWS RELEASE - SALES UPDATE

Tanamera Crest fully sold in three weeks
The Levelz sees strong take-up rate of more than 65 per cent

CapitaLand Residential's Tanamera Crest has fully sold all its units within three weeks from its relaunch. Similar strong buyer interest was seen over the weekend for its freehold condominium The Levelz, which has now attained more than 65 per cent sales among its target market.

CapitaLand Residential Deputy Chief Executive Officer, Singapore Operations, Ms Patricia Chia said, "We are very pleased with the sell-out success at Tanamera Crest whilst The Levelz, which caters to a niche market, continued to see strong buyer interest. We want to thank our home buyers and for those waiting for more Capitaland projects, we are planning to launch between three to four projects next year. From feedback, our buyers see upside value in our properties when the overall market improves."

Tanamera Crest is a 99-year leasehold condominium located at Jalan Pari Dedap, amidst an exclusive landed neighbourhood. It has a total of 288 units and Temporary Occupation Permit (TOP) is expected to be obtained by June 2005.

The Levelz, an exceptional freehold condominium with 126 units, embodies a style of living designed for the urbanites. The size of typical one- and two-bedroom units range from 69 square metre (743 sq ft) to 93 sq m (1,001 sq ft). It is also the first condominium development in Singapore to have facilities such as a Rainforest Shower and Cantilevered Gymnasium. The Levelz is expected to receive its TOP in the third quarter of 2005.

About CapitaLand Residential:

CapitaLand Residential is committed to developing premier, high quality homes in its target markets. Its quality developments include Avalon, Aspen Heights, The Loft and SunHaven in Singapore, Woodcroft and Balmain Shores in Australia, and Chrysanthemum Park in Shanghai, China.

It aims to build a premium position with emphasis on product leadership and the continuous introduction of innovation – including enhanced living environments and intelligent e-lifestyle residences.

CapitaLand Residential is the residential property business unit of CapitaLand, a property company listed on the mainboard of Singapore Exchange.

Issued by : CapitaLand Residential
Date : December 17, 2001



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT OF SALES OF PROPERTIES TO INTERESTED PERSONS UNDER CLAUSE 1006(4) – GOODWILL CASH REBATE

Pursuant to Clause 1006(4)(b) of the SGX Listing Manual, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned indirect subsidiary, CRL Realty Pte Ltd, has granted a one-time goodwill cash rebate to each of the early purchasers who bought units in its development known as "The Levelz" pursuant to its preview.

The goodwill cash rebate was given to this small group of 24 purchasers to ameliorate the price differential as they purchased at higher prices within the last 3 months. The "goodwill cash rebate" will be paid to these purchasers in two tranches, one after the expiry of the defects liability period and the other after legal completion.

Accordingly, an employee of CapitaLand Group and the following interested persons (as defined for the purposes of Clause 1006(4)), who had purchased units in The Levelz are also given the similar goodwill cash rebate. Details of the purchases by the employee and these interested persons were earlier announced on 21 September 2001.

Name of Interested Persons	:	a) Liew Mun Leong b) Liew Cheng May (Liao Jingmei)	a) Lim Chin Beng b) Arthur Lim Beng Teik
Designation Relationship to Director	:	a) Director, President & CEO, CapitaLand b) Daughter of Director, President & CEO, CapitaLand	a) Director, CapitaLand b) Son of Director, CapitaLand
Sale price disclosed on 21 September 2001		$954,900.00	$1,650,600.00
Amount of goodwill cash rebate		$47,745.00	$82,530.00

The Audit Committee has reviewed and approved the grant of the goodwill cash rebate to these interested persons.

By Order of the Board

Jessica Lum
Assistant Company Secretary
20 December 2001

S:\SGX-annc\c1006(4)\Levelz-goodwill-cash-rebate.doc



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

INCREASE IN INVESTMENT IN IP THAI PROPERTY FUND

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand has increased its aggregate investment in IP Thai Property Fund (the "Fund"), the owner of Lake Point Executive Apartments & Executive Serviced Apartments and a townhouse at Sukhumvit, as follows:

(1) IP Property Fund Asia Limited ("IPPFA") (a 20%-owned associated company of CapitaLand which is co-managed and co-sponsored by CapitaLand and ING Real Estate) has, through 7 wholly-owned subsidiaries, increased its aggregate investment in the Fund from Baht886.5 million to Baht911.0 million through the subscription of an additional Baht24.5 million (approximately S$1.0 million) of investment units.

(2) The Ascott Group Limited ("The Ascott") (a 68.92%-owned subsidiary of CapitaLand) has, through 3 wholly-owned subsidiaries, increased its aggregate investment in the Fund from Baht379.9 million to Baht390.4 million through the subscription of an additional Baht10.5 million (approximately S$0.4 million) of investment units.

The above subscriptions of additional investment units in the Fund, for purposes of refurbishing apartment units at Tower A of Somerset Lake Point in Bangkok, were made by the existing unit-holders in proportion to their existing unit-holdings in the Fund. CapitaLand has an aggregate interest of 34.67% in the Fund through IPPFA and The Ascott respectively, which remains unchanged after the increase.

By Order of the Board

Jessica Lum
Assistant Company Secretary
21 December 2001

S:\Sec\SGXAnnc\Shares\IPThai-21Dec(final).doc

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "RETURN OF CAPITAL BY SUBSIDIARIES"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Jessica Lum
Assistant Company Secretary
26 December 2001

s: ses/sgx-annc/ascott/cover annc.doc

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

RETURN OF CAPITAL BY SUBSIDIARIES

The Board of Directors of the Company wishes to announce the following :-

1) Greencliff Birchgrove Pty Ltd ("GBPL"), a subsidiary of the Company incorporated in Australia, has returned 90% of its capital to its shareholders by reducing the total issued and paid up capital to the extent of A$5,535,000 from A$6,150,000 to A$615,000; and

2) Greencliff (Surry Hills) Pty Ltd ("GSHPL"), a subsidiary of the Company incorporated in Australia, has also returned 95% of its capital to its shareholders by reducing the total issued and paid up capital to the extent of A$5,508,085 from A$5,797,984 to A$289,899.

After the capital reductions, the shareholding structure of GBPL and GSHPL are as follow :-

(i) GBPL

Name of shareholder	No. of ordinary shares of A$1 each held by shareholder before capital reduction	No. of ordinary shares of A$1 each held by shareholder after capital reduction	Percentage of shareholding
The Ascott Holdings Limited ("TAHL")	5,081,438	508,144	82.625%
Region Development Pte Ltd ("Region")	761,062	76,106	12.375%
Grandland Ventures Limited	307,500	30,750	5.000%
Total	**6,150,000**	**615,000**	**100.000%**

(ii) GSHPL

Name of shareholder	No. of ordinary shares of A$1 each held by shareholder before capital reduction	No. of ordinary shares of A$1 each held by shareholder after capital reduction	Percentage of shareholding
TAHL	4,362,983	218,149	75.25%
Region	1,435,001	71,750	24.75%
Total	**5,797,984**	**289,899**	**100.00%**

TAHL is a wholly-owned subsidiary of the Company incorporated in Singapore.

By order of the Board

Chia Lee Meng
Company Secretary
26 December 2001



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ACQUISITION OF ADDITIONAL INTEREST IN PROPBUZZ HOLDINGS PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, pFission Investment Pte Ltd, has acquired an additional 1.04% interest (the "Acquisition") in the share capital of Propbuzz Holdings Pte Ltd ("Propbuzz"), its 25%-owned associated company.

The Acquisition, comprising 250,000 ordinary shares of S$0.20 each, was purchased at a consideration of S$50,000.00 from an existing shareholder of Propbuzz, who is unrelated to the CapitaLand Group.

Pursuant to the above, CapitaLand's interest in Propbuzz has increased from 25% to 26.04% comprising 6,250,001 ordinary shares of par value of S$0.20 each fully paid.

By Order of the Board

Jessica Lum
Assistant Company Secretary
26 December 2001

S : sec/sgx annc/shares/Propbuzz Holdings – pFission Inv.doc



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

SUBSCRIPTION FOR SPT UNITS

The Board of Directors of CapitaLand Limited wishes to announce that, further to its announcement on 28 November 2001, its indirect wholly-owned subsidiary, SingMall Property Trust Management Limited ("SPTML"), the manager of the private trust, SingMall Property Trust ("SPT"), has today signed separate subscription agreements with Fairprice Investment Pte Ltd ("Fairprice") and Quek Shin & Sons Pte Ltd ("Quek Shin") for Fairprice and Quek Shin to subscribe for an aggregate of 95 million units in the SPT.

An aggregate of 720 million units at S$1 per unit will be issued in the SPT. 625 million units have been subscribed by CapitaLand Investments Pte Ltd ("CIPL") and Pyramex Investments Pte Ltd ("Pyramex") (both indirect wholly-owned subsidiaries of CapitaLand Limited), for an aggregate subscription price of S$625 million.

Under the said subscription agreements, Fairprice and Quek Shin have agreed to subscribe for 65 million and 30 million units in the SPT for an aggregate subscription price of S$65 million and S$30 million respectively.

The proceeds from the above subscription of 720 million units are to be used towards the purchase of Tampines Mall, Junction 8 Shopping Centre and Funan The IT Mall by the SPT, which is scheduled to be completed on 28 December 2001.

None of the Directors of CapitaLand Limited has any interest, direct or indirect, in the transactions described above and the Directors are not aware of any substantial shareholders of CapitaLand Limited having any interest in the transactions.

By Order of the Board

Jessica Lum
Assistant Company Secretary
26 December 2001

S:\SGXAnnc\SPT-Dec.doc



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT OF PROPERTY SALES TO EMPLOYEES UNDER CLAUSE 1006(4)

1 Pursuant to Clause 1006(4)(b) of the SGX Listing Manual, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its China wholly-owned subsidiary, CapitaLand China Holdings Ltd has sold properties developed by its subsidiary, Shanghai Xin Li Property Development Co., Ltd, to three of its employees.

2 The Audit Committee has reviewed and approved the sales. The Audit Committee is of the view that the number and terms of the sales are considered to be fair and reasonable, and in the best interest of CapitaLand and its minority shareholders.

By Order of the Board

Jessica Lum
Assistant Company Secretary
28 December 2001

S:ses/sgx-annc/c1006(4)/ CLChina Holding – Manhattan (28Dec01).doc



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "SALE OF JUNCTION 8 SHOPPING CENTRE AND FUNAN – COMPLETION"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Jessica Lum
Assistant Company Secretary
28 December 2001

s/sgx-annc/ascott/junc8-funan-comp-cvr.doc

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

SALE OF JUNCTION 8 SHOPPING CENTRE AND FUNAN - COMPLETION

Further to the announcement on 28 November 2001 that CapitaLand Commercial Limited ("CCL") had, on 28 November 2001, exercised the call option under the Put and Call Option Agreement between CCL and the Company to require the Company's wholly owned subsidiaries, Ventura Development Pte Ltd ("Ventura") and Funan IT Mall Limited ("Funan"), to divest the two commercial properties known as *Junction 8 Shopping Centre* and *Funan* (collectively, the "Properties") owned by Ventura and Funan respectively, to CCL's nominee, Bermuda Trust (Singapore) Limited, the trustee of the SingMall Property Trust (the "Purchaser"), for a total cash consideration of S$486 million, and that Ventura and Funan had entered into separate sale and purchase agreements with the Purchaser for the sale of the Properties to the Purchaser, the Board of Directors is pleased to announce that the divestment of the Properties has been completed today.

The proceeds received from the sale of the Properties will be held in trust for the retirement of notes outstanding under the Junction 8 Limited and SH Malls Limited MTN Programmes totalling S$233 million, and the remainder will be used to repay bank borrowings.

By Order of the Board
Chia Lee Meng
Company Secretary
28 December 2001